HiTek Global Inc.

August 21, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	David Edgar
Kathleen Collins

Re:	HiTek Global Inc.
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 27, 2023
File No. 001-39339

Ladies and Gentlemen:

This letter is in response to the letter dated August 7, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to HiTek Global Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Form 20-F for the Fiscal Year Ended December 31, 2022 (“Amended Form 20-F”) is being submitted to accompany this letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Introductory Notes, page ii

1. We note from your disclosure on page 1 that you exclude Hong Kong and Macau from your definition of “PRC” or “China” for the purpose of your annual report. Please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the People’s Republic of China (PRC) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

Response: In response to the Staff’s comments, we revised our definition of “PRC” or “China” on pages ii of Amended Form 20-F. Since the Company does not have any operations in Hong Kong or Macau, we did not include statements clarifying that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau.

Item 3. Key Information

Our Corporate Structure, page 1

2. Please revise to include a footnote to your diagram which identifies the VIE shareholders, their relationship to the company, if any, and their percentage ownership in each entity.

Response: In response to the Staff’s comments, we revised our disclosure on pages 1 and 43 of Amended Form 20-F to include a footnote to our diagram which identifies the VIE shareholders, their relationship to the company, and their percentage ownership in each entity.

Selected Condensed Consolidating Financial Statements of Parent, Subsidiaries, VIE and its Subsidiaries, page 36

3. Please revise to address the following as it relates to your condensed consolidating financial statements:

●	Include a separate line item in the VIE and its Subsidiaries (VIE) column of the statements of operations reflecting any expense paid to WFOE and its Subsidiary (WFOE) for services pursuant to the terms of the Exclusive Consulting and Service Agreement. Also, clarify whether the “income for VIE and its subsidiaries” in the WFOE column represents the service fee income received from the VIE pursuant to this Agreement. To the extent service fees have not been paid, please explain.

Response: (1) Pursuant to the terms of the Exclusive Technical Consulting and Services Agreement (the “Agreement”), dated as of March 31, 2018, by and between the VIE and WFOE, WFOE is entitled to collect 100% of the VIE’s and its subsidiaries’ quarterly profit as technical consultation and service fees (the “Consulting Fees”) for services rendered to the VIE by WFOE under the Agreement. Except for the Consulting Fees, the VIE also agrees to reimburse WFOE for all necessary expenses in relation to WFOE’ performance of the Agreement, including but not limited to, traveling expenses, service fees, and out-of-pocket expenses.

However, since WFOE’s operating expenses primarily consisted of office expenses, interest, bank charges and bank confirmation letters, and its subsidiary’s operating expenses primarily consisted of rent and office expenses during the fiscal years 2020, 2021 and 2022, no necessary expenses in relation to performing the Agreement were actually incurred. Thus, the VIE was only liable for the Consulting Fees. Therefore, we included a separate line item in the VIE and its Subsidiaries (VIE) column of the selected condensed consolidating balance sheets reflecting Consulting Fees paid to WFOE and its Subsidiaries for services pursuant to the terms of the Agreement.

(2) We hereby confirm that the “income for VIE and its subsidiaries” in the WFOE column represents the Consulting Fees received from the VIE.

(3) WFOE plans to send invoice for Consulting Fees to the VIE in October 2023 and the VIE will pay the Consulting Fees accordingly to WFOE upon receipt of the invoice.

●	Relabel the balances sheet line item titled “Equity in the VIE and its subsidiaries through the VIE Agreements” so as not to give the impression that the WFOE holds any equity interest in the VIE. In this regard, consider renaming this line item to, for example, “net assets of” VIE and its subsidiaries through the VIE Agreements.

Response: In response to the Staff’s comments, we have relabeled the items to “Net assets of the VIE and its subsidiaries through the VIE Agreements” on page 37 of Amended Form 20-F.

●	Revise to present any intercompany receivables and payables between the VIE and the parent company, and the VIE and the WFOE, separately from any amounts due to/due from between the parent, WFOE and other subsidiaries. In this regard, at a minimum any unpaid service fees between the VIE and WFOE should be reflected in separate line items as due to WFOE in the VIE column and due from VIE in the WFOE column. To the extent such amount have been paid, ensure they are properly reflected in the consolidating cash flow worksheet.

Response: In response to the Staff’s comments, we have revised the presentations of intercompany receivables and payables between the VIE and the parent company, and the VIE and WFOE on page 37 of Amended Form 20-F.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2208.

Very truly yours,

/s/ Tianyu Xia
Name:	Tianyu Xia
Title:	Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC